Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Team, Inc.:

We consent to the use of our reports dated August 14, 2006, with respect to the consolidated balance sheets of Team, Inc. and Subsidiaries as of May 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended May 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2006, and the effectiveness of internal control over financial reporting as of May 31, 2006, incorporated herein by reference.

/s/ KPMG LLP

Houston, Texas
October 11, 2006